                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No. ____)

                       Forlink Software Corporation, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   346331 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Yi He, President
                       Forlink Software Corporation, Inc.
           Fang Yuan Mansion 9F, Zhongguancun South Street Yi No. 56,
                      Haidian District, Beijing, PRC 100044
                               011-8610-8802-6368
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 August 27, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d(g) check the following box [ ].

                                  SCHEDULE 13D

CUSIP No. 346331 10 1
--------------------------------------------------------------------------------

     1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)
          Yi He

--------------------------------------------------------------------------------

     2)   Check the Appropriate Box if a Member of a Group (See Instructions)
          (a)
              ------------------------------------------------------------------
          (b) X
              ------------------------------------------------------------------

--------------------------------------------------------------------------------

     3)   SEC Use Only
                       ---------------------------------------------------------

--------------------------------------------------------------------------------

     4)   Source of Funds (See Instructions)
          OO

--------------------------------------------------------------------------------

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                       ----------

--------------------------------------------------------------------------------

     6)   Citizenship or Place of Organization
          China

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                         (7)  Sole Voting Power        25,800,000
     Number of                                         -------------------------
       Shares            (8)  Shared Voting Power      0
    Beneficially                                       -------------------------
   Owned by Each         (9)  Sole Dispositive Power   25,800,000
  Reporting Person                                     -------------------------
       With              (10) Shared Dispositive Power 0
                                                       -------------------------
--------------------------------------------------------------------------------

     11)  Aggregate Amount Beneficially Owned by Each Reporting Person
          25,800,000

--------------------------------------------------------------------------------

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                        ---

--------------------------------------------------------------------------------

     13)  Percent of Class Represented by Amount in Row (11)
          30.4%

--------------------------------------------------------------------------------

     14)  Type of Reporting Person (See Instructions)
          IN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 346331 10 1
--------------------------------------------------------------------------------

     1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)
          Hongkeung Lam

--------------------------------------------------------------------------------

     2)   Check the Appropriate Box if a Member of a Group (See Instructions)
          (a)
              ------------------------------------------------------------------
          (b) X
              ------------------------------------------------------------------

--------------------------------------------------------------------------------

     3)   SEC Use Only
                       ---------------------------------------------------------

--------------------------------------------------------------------------------

     4)   Source of Funds (See Instructions)
          OO

--------------------------------------------------------------------------------

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                       ----------

--------------------------------------------------------------------------------

     6)   Citizenship or Place of Organization
          China

--------------------------------------------------------------------------------
                         (7)  Sole Voting Power         10,500,000
     Number of                                          ------------------------
       Shares            (8)  Shared Voting Power       0
    Beneficially                                        ------------------------
   Owned by Each         (9)  Sole Dispositive Power    10,500,000
  Reporting Person                                      ------------------------
        With             (10) Shared Dispositive Power  0
                                                        ------------------------
--------------------------------------------------------------------------------

     11)  Aggregate Amount Beneficially Owned by Each Reporting Person
          10,500,000

--------------------------------------------------------------------------------

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

     13)  Percent of Class Represented by Amount in Row (11)
          12.4%

--------------------------------------------------------------------------------

     14)  Type of Reporting Person (See Instructions)
          IN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 346331 10 1
--------------------------------------------------------------------------------

     1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)
          Jing Zeng

--------------------------------------------------------------------------------

     2)   Check the Appropriate Box if a Member of a Group (See Instructions)
          (a)
              ------------------------------------------------------------------
          (b) X
              ------------------------------------------------------------------

--------------------------------------------------------------------------------

     3)   SEC Use Only
                       ---------------------------------------------------------

--------------------------------------------------------------------------------

     4)   Source of Funds (See Instructions)
          OO

--------------------------------------------------------------------------------

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

     6)   Citizenship or Place of Organization
          China

--------------------------------------------------------------------------------
                         (7) Sole Voting Power         5,760,000
    Number of                                          -------------------------
      Shares             (8) Shared Voting Power       0
   Beneficially                                        -------------------------
   Owned by Each         (9) Sole Dispositive Power    5,760,000
  Reporting Person                                     -------------------------
       With              (10) Shared Dispositive Power 0
                                                       -------------------------
--------------------------------------------------------------------------------

     11)  Aggregate Amount Beneficially Owned by Each Reporting Person
          5,760,000

--------------------------------------------------------------------------------

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                        ---

--------------------------------------------------------------------------------

     13)  Percent of Class Represented by Amount in Row (11)
          6.8%

--------------------------------------------------------------------------------

     14)  Type of Reporting Person (See Instructions)
          IN

--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER

        Common Stock, $.001 par value. Issuer - Forlink Software Corporation,
        Inc.

ITEM 2. IDENTITY AND BACKGROUND

        (a) NAME OF PERSONS FILING.

            Yi He, Hongkeung Lam and Jing Zeng

        (b) BUSINESS ADDRESS.

            Fang Yuan Mansion 9F, Zhongguancun South Street Yi No. 56, Haidian District, Beijing, PRC 100044.

        (c) PRESENT OCCUPATION.

            (1) Yi He - President of the Issuer

            (2) Hongkeung Lam - Director of the Issuer and Chairman of Beijing
                Hi Sun In Soft Information Technology Ltd.

            (3) Jing Zeng - Owner of more than 5% of the Issuer's common stock and general manager of the Development Center.

        (d) WHETHER OR NOT, DURING THE LAST FIVE YEARS, SUCH PERSONS HAVE BEEN CONVICTED IN A CRIMINAL PROCEEDING (EXCLUDING TRAFFIC VIOLATIONS OR SIMILAR MISDEMEANORS) AND, IF SO, GIVE THE DATES, NATURE, OF CONVICTION, NAME AND LOCATION OF COURT, ANY PENALTY IMPOSED, OR OTHER DISPOSITION OF THE CASE.

            None

        (e) WHETHER OR NOT, DURING THE LAST FIVE YEARS, SUCH PERSONS WERE PARTIES TO A CIVIL PROCEEDING OF A JUDICIAL OR ADMINISTRATIVE BODY OF COMPETENT JURISDICTION AND AS A RESULT OF SUCH PROCEEDING WAS SUBJECT TO A JUDGMENT, DECREE OR FINAL ORDER ENJOINING FUTURE VIOLATIONS OF, OR PROHIBITING OR MANDATING ACTIVITIES SUBJECT TO FEDERAL OR STATE SECURITIES LAWS OR FINDING ANY VIOLATION WITH RESPECT TO SUCH LAWS; AND, IF SO, IDENTIFY AND DESCRIBE SUCH PROCEEDINGS AND SUMMARIZE THE TERMS OF SUCH JUDGMENT, DECREE OR FINAL ORDER.

            None

        (f) CITIZENSHIP.

            Chinese citizens

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        Acquisition of the Issuer's shares by each of the Reporting Persons was through a share exchange pursuant to a Plan of Reorganization dated January 11, 2001, between the Issuer and Beijing Slait Science & Technology Development Limited Co. Because this transaction was strictly a share exchange, no funds or other consideration were used in the acquisition of shares by the Reporting Persons.

ITEM 4. PURPOSE OF TRANSACTION

        Acquisition of the Issuer's shares was through a voluntary share exchange pursuant to the Plan of Reorganization described in Item 3, which resulted in a change in control of the Issuer.

        Pursuant to the Plan of Reorganization, all but one officer and director of the Issuer resigned and Yi He became President and a director of the Issuer and Hongkeung Lam became a director of the Issuer.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        (a) The following list indicates amount of shares beneficially owned by each of the Reporting Persons and percentage of such ownership:

Name                   Number of Shares           Percentage
----                   ----------------           ----------

Yi He                    25,800,000                  30.4%
Hongkeung Lam            10,500,000                  12.4%
Jing Zeng                 5,760,000                   6.8%

        (b) The Reporting Persons have sole power to vote and sole dispositive to vote their shares of common stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Pursuant to a Plan of Reorganization dated January 11, 2001, the Issuer acquired a controlling interest in Beijing Slait Science & Technology Development Limited Co. ("SLAIT") of which the Reporting Persons were shareholders. The transaction closed on August 27, 2001. The Reporting Persons now own shares of common stock of the Issuer as a result of a share exchange made pursuant to the Plan of Reorganization.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        (1) Filing Agreement regarding joint filing of Schedule 13D. (Filed herewith.)

        (2) Plan of Reorganization dated January 11, 2001 between the Issuer and Beijing SLAIT Science & Technology Development Limited Co. (Filed herewith.)

                                   SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct. In executing this Statement, the undersigned agree, to the extent required by Rule 13d-1(f), that this Statement is being filed on behalf of each of the Reporting Persons herein.

Dated: October 25, 2001

                                       /s/ Yi He
                                       -----------------------------------------
                                       Yi He

                                       /s/ Hongkeung Lam
                                       -----------------------------------------
                                       Hongkeung Lam

                                       /s/ Jing Zeng
                                       -----------------------------------------
                                       Jing Zeng

                                 EXHIBIT INDEX

EXHIBIT
NUMBER            DESCRIPTION
------            -----------

1 Filing Agreement dated October 25, 2001 Regarding Joint Filing of Schedule 13D. (Filed herewith.)

2                 Plan of Reorganization dated January 11, 2001 between the
                  Issuer and Beijing SLAIT Science & Technology Development
                  Limited Co. (Filed herewith.)